UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April 2020

Commission File Number: 001-37993

OBSEVA SA

(Translation of registrant’s name into English)

Chemin des Aulx, 12

1228 Plan-les-Ouates

Geneva, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

On April 7, 2020, ObsEva SA (the “Company”) entered into a third amendment (the “Third Amendment”) to its loan and security agreement (the “Loan Agreement”) with Oxford Finance (the “Lender”) pursuant to which the terms of the third tranche of $25.0 million (the “Third Tranche”) were amended such that the Third Tranche may be drawn at any time between April 7, 2020 and August 1, 2024 upon request of the Company and at the Lender’s discretion and the timing on when the facility fee relating to the Third Tranche becomes due and payable was revised so that it is only payable upon the funding of the Third Tranche.  The Third Amendment also incorporates certain conforming changes to the representations and warranties, covenants and defined terms.  All other terms of the Loan Agreement remain unchanged and in full force and effect.

INCORPORATION BY REFERENCE

This Report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3, as amended (No. 333-233069, 333-222820 and 333-221462) of ObsEva SA (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ObsEva SA

Date: April 7, 2020	By:	/s/ Ernest Loumaye
		Name	Ernest Loumaye
		Title:	Chief Executive Officer